Via EDGAR

October  5, 2016

Sandra B. Hunter, Staff Attorney

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street N.E.

Mail Stop 3233

Washington, DC 20549

Re:                             Behringer Harvard Opportunity REIT I, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed September 13, 2016

File No. 000-51961

Dear Ms. Hunter:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a copy of Amendment No. 1 to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Office of Real Estate and Commodities (the “Staff”) to the Company, dated September 29, 2016 (the “Comment Letter”). This letter provides a response to the comment you raised in the Comment Letter.  For your convenience, we have reproduced your comment below, along with our response.

Proposal 2 - Charter Amendment Proposals

Proposal 2A. The Contingent Proposal, page 40

1.              We note the proposed charter amendment that will eliminate the provisions that limit roll-up transactions and your disclosure on page 40 that stockholders will no longer receive the benefit of the roll-up transaction protections. Please revise your disclosure to more specifically describe how the proposed amendment affects shareholder rights, including clarifying and describing the protections and rights shareholders will no longer have if such amendment is approved.

Response:  We respectfully submit that the Company’s proxy statement provides a robust description of the protections afforded by the roll-up transaction provisions in the Company’s charter.  Moreover, because the proposed amendment was contingent on stockholder approval of the plan of liquidation, we note that no actual risk would exist that the Company would enter into a roll-up transaction after removal of the roll-up protections as the Company would be committed to pursuing a plan of liquidation as detailed in the proxy statement, not a roll-up transaction.

Nevertheless, in order to avoid delay and the potential stockholder confusion created by additional discussion of the charter’s roll-up provision, the Company has determined to revise the proposal.  As revised, none of the charter’s protections with respect to roll-up transactions would be eliminated.  Rather, the only change the stockholders are being asked to make with respect to roll-up transactions is to revise the definition of a “Roll-up Transaction” to make clear that the distribution of interests in a liquidating trust pursuant to a plan of liquidation is not a “Roll-up Transaction.”  Although this amendment may be unnecessary, as it is unlikely that a court would hold that the current definition of a Roll-up Transaction includes a distribution of interests in a liquidation trust, the Company believes it is prudent to eliminate any potential doubt regarding the matter.

Sandra B. Hunter, Staff Attorney

U.S. Securities and Exchange Commission

October 5, 2016

In addition, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please do not hesitate to contact the undersigned by telephone at 972.385.4655 (direct dial) or by e-mail at lross@behringermail.com.

Very truly yours,

/s/ Lisa Ross
Lisa Ross
Chief Financial Officer